HP Inc. 1501 Page Mill Road Palo Alto, CA 94304 hp.com

March 5, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HP Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2019, which was filed with the Securities and Exchange Commission on March 5, 2019.

Respectfully submitted,
HP Inc.

/s/ RUAIRIDH ROSS
Name:    Ruairidh Ross
Title:    Deputy General Counsel and
Assistant Secretary